Filed Pursuant to Rule 433

Registration No. 333-286383

Free Writing Prospectus dated September 9, 2025

DTE ENERGY COMPANY

PRICING TERM SHEET

Issuer:	DTE Energy Company

Legal Format:	SEC Registered

Trade Date:	September 9, 2025

Settlement Date*:	T+3; September 12, 2025

Security:	2023 Series C 4.875% Senior Notes due 2028 (the “2028 Notes”)	2025 Series I 5.050% Senior Notes due 2035 (the “2035 Notes”)

Principal Amount:	$250,000,000 The 2028 Notes will be part of the same series of notes as the $800,000,000 aggregate principal amount of the Issuer’s 2023 Series C 4.875% Senior Notes due 2028, originally issued on May 12, 2023.	$550,000,000

Maturity Date:	June 1, 2028	October 1, 2035

Interest Payment Dates:	June 1 and December 1, commencing on December 1, 2025	April 1 and October 1, commencing on April 1, 2026

Benchmark Treasury:	3.625% due August 15, 2028	4.250% due August 15, 2035

Benchmark Treasury Price/Yield:	100-10+ / 3.505%	101-14 / 4.072%

Spread to Benchmark Treasury:	+57 basis points	+102 basis points

Yield to Maturity:	4.075%	5.092%

Coupon:	4.875%	5.050%

Price to Public:	101.978% of the principal amount, plus accrued interest from, and including, June 1, 2025 to, but excluding September 12, 2025, in the amount of $3,419,270.83	99.669% of the principal amount

Optional Redemption:	Prior to May 1, 2028 (the “2028 Notes Par Call Date”), the Issuer may redeem the 2028 Notes at its option, in whole at any time or in part, from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 Notes mature on the 2028 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2028 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On and after the 2028 Notes Par Call Date, the Issuer may redeem the 2028 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.	Prior to July 1, 2035 (the “2035 Notes Par Call Date”), the Issuer may redeem the 2035 Notes at its option, in whole at any time or in part, from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes mature on the 2035 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2035 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On and after the 2035 Notes Par Call Date, the Issuer may redeem the 2035 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	233331 BJ5 / US233331BJ54	233331 BP1 / US233331BP15

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof	$2,000 and integral multiples of $1,000 in excess thereof

Anticipated Ratings**:	Baa2 (Stable) / BBB (Stable) / BBB (Stable) (Moody’s/S&P/Fitch)	Baa2 (Stable) / BBB (Stable) / BBB (Stable) (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	Barclays Capital Inc. BMO Capital Markets Corp. MUFG Securities Americas Inc. Truist Securities, Inc.

*

The Issuer expects that delivery of the 2028 Notes and the 2035 Notes (collectively, the “Notes”) will be made to investors on or about the Settlement Date specified above, which will be the third business day following the date of this term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes offered hereby on any date prior to one business day before the Settlement Date will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the Notes on any date prior to one business day before the Settlement Date should consult their advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at 1-888-603-5847, BMO Capital Markets Corp. at 1-866-864-7760, MUFG Securities Americas Inc. at 1-877-649-6848, or Truist Securities, Inc. at 1-800-685-4786.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3